Filed by Liberty Media Corporation pursuant to

Rule 425 of the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Subject Company: Liberty Live Holdings, Inc.

Commission File No.: 333-288960

Excerpts of Slides from Liberty Media Corporation 2025 Investor Day Presentations Regarding the Proposed Transaction

Refreshing NAVs

Pro Forma for Liberty Live Split-Off ($m)

Liberty Media

Formula 1	100%
MotoGP	84%[(1)]
Cash and Liquid Investments	$1,213
Reattributed Cash to LLYV	($150 - $200)
Other Private Assets[(2)]	$1,000 - $1,150
2.25% FWONK Convertible	$566
F1 Senior Loan Facility	$3,361
MotoGP Senior Loan Facility	$1,172
Corporate Level Debt	$48

LIBERTY LIVE HOLDINGS, INC

Live Nation	30% 69.6m shares
Quint	100%
Cash and Liquid Investments	$375
Reattributed Cash from FWON	$150 - $200
Other Private Assets[(3)]	$150 - $200
2.375% Live Nation Exchangeables	$1,489
Live Nation Collar[(4)] *(Available Capacity: approx. $1.15b)*	$--
Live Nation Margin Loan *(Available Capacity: $400m)*	$--

Cash and debt balances as of 9/30/25; MotoGP shown in USD based on FX rate as of 9/30/25. Liabilities shown at greater of par or exchange value based on 11/14/25 market data. Other private asset values are estimates as of 11/14/25 and subject to change. (1) MotoGP management retained 16% ownership in Dorna Sports, parent company of MotoGP, with put rights in specific increments following the 3rd anniversary of the closing date and annually each year following the 8th anniversary of the closing date; Liberty also has annual call rights following the 8th anniversary of the closing date (see Liberty Media's 9/30/25 10-Q filed with the SEC for additional information). (2) Other private assets attributed to Formula One Group pro forma for the Liberty Live Split-Off include Diameter Onshore Fund LP; LV Diamond; F1 Arcade; Griffin Gaming Fund; Kroenke Arena Company; and Overtime Sports. (3) Other private assets attributed to Liberty Live Group pro forma for Split-Off include Associated Partners; INRIX; Liberty Technology Venture Capital; Meyer Shank Racing; and a green energy investment. (4) Intended to provide a source of liquidity, if needed, to satisfy any puts or exchanges of the 2.375% Live Nation exchangeables.

3

Forward-Looking Statements

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including the completion of the proposed split-off of the Liberty Live Group (the “Split-Off”) (including the allocation of assets and liabilities and the expected benefits of the Split-Off) and other matters related to the Split-Off. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results and the timing of events to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the Split-Off and the Split-Off may not be consummated. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Forms 10-K and 10-Q, as such risk factors may be amended, supplemented or superseded from time to time by other reports Liberty Media subsequently files with the SEC, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s businesses which may affect the statements made in this presentation.

Additional Information

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Liberty Live Holdings, Inc. (“SplitCo”). The proposed offer and issuance of shares of SplitCo common stock in the Split-Off will be made only pursuant to an effective registration statement on Form S-4, including a proxy statement and a notice of meeting and action of Liberty Media and prospectus of SplitCo. LIBERTY MEDIA STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, TOGETHER WITH ALL RELEVANT SEC FILINGS REGARDING THE SPLIT-OFF, AND ANY OTHER RELEVANT DOCUMENTS FILED AS EXHIBITS THEREWITH, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SPLIT-OFF. The proxy statement/notice/prospectus and other relevant materials for the Split-Off have been mailed to all holders of Liberty Media’s LLYVA and LLYVB common stock. Copies of these SEC filings are available, free of charge, at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein are also available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media anticipates that the following individuals will be participants (the “Liberty Media Participants”) in the solicitation of proxies from holders of Liberty Media’s LLYVA and LLYVB common stock in connection with the proposed transaction: John C. Malone, Chairman of the Liberty Media Board of Directors, Robert R. Bennett, Chase Carey, Brian M. Deevy, M. Ian G. Gilchrist, Evan D. Malone, Larry E. Romrell, and Andrea L. Wong, all of whom are members of the Liberty Media Board of Directors, and Derek Chang, Liberty Media’s President and Chief Executive Officer and a member of the Liberty Media Board of Directors, Brian J. Wendling, Liberty Media’s Chief Accounting Officer and Principal Financial Officer and Renee L. Wilm, Liberty Media’s Chief Legal Officer and Chief Administrative Officer. Information regarding the Liberty Media Participants, including a description of their direct or indirect interests, by security holdings or otherwise, can be found under the caption “Security Ownership of Certain Beneficial Owners and Management—Security Ownership of Management” contained in Liberty Media’s proxy statement on Schedule 14A (the “Proxy Statement”), which was filed with the SEC on March 28, 2025 and is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0001560385/000110465925029081/tm252442-2_def14a.htm. To the extent that certain Liberty Media Participants or their affiliates have acquired or disposed of security holdings since the “as of” date disclosed in the Proxy Statement, such transactions have been or will be reflected on Statements of Change in Ownership on Form 4 or amendments to beneficial ownership reports on Schedules 13D filed with the SEC, which are available at: https://www.sec.gov/edgar/browse/?CIK=1560385&owner=exclude. Additional information regarding the Liberty Media Participants in the proxy solicitation and a description of their interests is contained in the proxy statement for Liberty Media’s special meeting of stockholders and other relevant materials filed with the SEC in respect of the Split-Off. These documents can be obtained free of charge from the sources indicated above.